UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

TMC THE METALS COMPANY INC.

(Exact name of registrant as specified in its charter)

British Columbia, Canada	001-39281	Not Applicable
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1111 West Hastings Street, 15th Floor
Vancouver, British Columbia	V6E 2J3
(Address of principal executive offices)	(Zip Code)

Craig Shesky

(888) 458-3420

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

☐	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, ______.

☒	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2025.

SECTION 1 - CONFLICT MINERALS DISCLOSURE

Item 1.01 - Conflict Minerals Disclosure and Report

Not applicable.

Item 1.02 - Exhibit

Not applicable.

SECTION 2 - RESOURCE EXTRACTION ISSUER DISCLOSURE

Item 2.01 - Resource Extraction Issuer Disclosure and Report

Disclosure of Payments by Resource Extraction Issuers

The payment disclosure required by this Item 2.01 is included as Exhibit 2.01 to this Form SD.

Report on Payments to Governments for the Year Ended December 31, 2025

This report provides a consolidated overview of the payments to governments made by TMC the metals company Inc., including its subsidiaries (the “Company,” “TMC,” “we,” “our,” and “us”) for the fiscal year ended December 31, 2025.

All payments are reported in U.S. dollars. Payments made in currencies other than U.S. dollars were translated into U.S. dollars at the exchange rate in effect on the date of each payment.

Our Business Segment

The Company’s Chief Executive Officer is the chief operating decision maker and reviews financial information on a consolidated basis to allocate resources and assess performance. Accordingly, as of December 31, 2025, the Company views its operations and manages the business as one reportable segment, namely the collection, processing and refining of polymetallic nodules found on the seafloor in international waters of the Clarion-Clipperton Zone (“CCZ”).

Our Projects

For the fiscal year ended December 31, 2025, the payments disclosed in this Form SD are attributable to the following four projects:

NORI

The NORI project relates to all payments to the Government of Naoero (formerly Nauru), including the Naoero Seabed Minerals Authority. These payments are made by our wholly owned subsidiary Nauru Ocean Resources Inc. (“NORI”) under its International Seabed Authority (“ISA”) exploration contract for the NORI contract area of the CCZ and its sponsorship agreement with Naoero. The NORI project also includes training, capacity-building and community initiative payments required under NORI’s sponsorship agreement with Naoero, which are reported as community and social responsibility payments even where paid directly to third parties rather than to governmental entities.

TOML

The project of our wholly owned subsidiary Tonga Offshore Mining Limited (“TOML”) relates to all payments to the Government of Tonga, including the Tonga Seabed Minerals Authority and the Ministry of Lands and Natural Resources. These payments are made by TOML under its ISA exploration contract for the TOML contract area of the CCZ and its sponsorship agreement with Tonga. The TOML project also includes training, capacity-building and community initiative payments required under TOML’s sponsorship agreement with Tonga, which are reported as community and social responsibility payments even where paid directly to third parties rather than to governmental entities.

TMC USA-A

The TMC USA-A project relates to application fees paid by our wholly owned subsidiary The Metals Company USA, LLC (“TMC USA”) to the National Oceanic and Atmospheric Administration (“NOAA”) for its applications under the Deep Seabed Hard Mineral Resources Act (“DSHMRA”) for an exploration license and a commercial recovery permit covering the TMC USA-A area of the CCZ.

TMC USA-B

The TMC USA-B project relates to NOAA application fees paid by TMC USA for its DSHMRA application for an exploration license covering the TMC USA-B area of the CCZ.

ISA Payments and Payments in Kind

The Company also pays annual fees to the ISA in connection with ISA exploration contracts held by NORI and TOML. The ISA is an autonomous international organization to which the United States is not a party and over which neither the Government of Naoero nor the Government of Tonga control. Accordingly, payments made to the ISA are not included in this Form SD.

Certain payments to the Government of Naoero and the Government of Tonga were made in kind through the issuance of warrants to purchase the Company’s common shares. Because the cost of these payments is not determinable, they are reported at fair value, determined as of the date of issuance using a Black-Scholes option pricing model, and are presented as fees. No cash was paid to either government in connection with the warrants, and, as of the date of this report, none of the warrants have been exercised.

SECTION 3 - EXHIBITS

Item 3.01 - Exhibits

The following exhibits are filed as part of this report.

Exhibit No.	Description
2.01	Resource Extraction Payment Report as required by Item 2.01 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 28, 2026	TMC THE METALS COMPANY INC.

	By:	/s/ Craig Shesky
Craig Shesky
Chief Financial Officer